SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No.    )
________________________

TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND
(Name of Subject Company)
________________________

Western Investment LLC
Western Investment Hedged Partners L.P.
Western Investment Total Return Partners L.P.
Western Investment Activism Partners LLC and
Western Investment Total Return Fund Ltd.
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
______________________
87280R108
(CUSIP Number of Class of Securities)
________________________

ARTHUR D. LIPSON
WESTERN INVESTMENT LLC
7050 S. Union Park Center, Suite 590
Midvale, Utah 84047
(801) 568-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$8,898,120	$1,033.07

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 800,000 shares of common stock of TS&W / Claymore Tax-Advantaged Balanced Fund, which represents the estimated maximum number of shares of common stock of TYW to be acquired in the tender offer, by a price per share of $11.1227, which represents 94.5% of the net asset value per share on April 1, 2011.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☐        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

DATE FILED:

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

 This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Western Investment LLC, a Delaware limited liability company, Western Investment Hedged Partners L.P., a Delaware limited partnership, Western Investment Total Return Partners L.P., a Delaware limited partnership, Western Investment Activism Partners LLC, a Delaware limited liability company and Western Investment Total Return Fund Ltd., a Cayman Islands corporation (collectively, the “Western Funds,” “we,” or “us”), to purchase up to 800,000 of the outstanding shares of common stock, $0.01 par value (the “Shares”), of TS&W / Claymore Tax-Advantaged Balanced Fund, at a price per Share, net to the seller in cash (subject to applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 94.5% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, on the Expiration Date or, if the Offer is extended, on the next business day after the day to which the Offer is extended (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated April 4, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)	Press Release issued by Western Investment LLC and affiliates, dated April 4, 2011, announcing the commencement of the Offer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2011	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 4, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)	Press Release issued by Western Investment LLC and affiliates, dated April 4, 2011, announcing the commencement of the Offer.